August 2, 2024

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Limited
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

       Re: SRIVARU Holding Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed July 25, 2024
           File No. 333-279843
Dear Mohanraj Ramasamy:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
General

1. We note your revisions in response to prior comment 1. Please address the part of that comment requesting disclosures in The Offering, Risk Factors, Use of Proceeds and Plan
       of Distribution to address the arrangements with Maxim Group LLC or tell us why those revisions are not applicable. Further, we note your disclosure on the Ionic Prospectus cover page that the Selling Securityholder may be deemed to be an underwriter within the meaning of the Securities Act. Please revise to clarify that Ionic Ventures is an underwriter within the meaning of Section 2(a)(11) of the Securities
Act.
2. On page Alt-6, please remove the statement that the Selling Securityholder may sell securities under Rule 144.
 August 2, 2024
Page 2

3.     We note your disclosure on page Alt-6 that Regulation M    may apply to
sales of shares in
       the market and to the activities of the Selling Securityholder and its
affiliates.    Please
       revise to disclose how the provisions of Regulation M may prohibit the Selling
       Securityholder and any other distribution participants that are participating in the distribution of your securities from:
           engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect; and
           purchasing shares in the open market while the equity line is in effect.
4. It appears from your disclosure on page Alt-6 that underwriters may not sell the shares offered under the prospectus unless and until you set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus. Please revise to confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
5. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
           Refer to the Explanatory Note, bullet 5. You note that    the Risk
Factors section on
           page 10 of the Resale Prospectus is removed and replaced with the Risk Factors
           section on page Alt-2 of the Ionic Prospectus.    Please clarify if
page Alt-2 will be
           attached to the Risk Factors section, or advise.
           Refer to the Explanatory Note, bullet 8. You note that    references
in the Resale
           Prospectus to the Ionic Prospectus will be deleted from the Ionic Prospectus.
           However, it appears the only reference appears on page Alt-2. Please revise to clarify.
           We note your disclosure on page 88 that your Selling Securityholders are offering
           71,208,158 Shares in the Resale Prospectus. Please revise.
           Refer to the risk factor heading on page Alt-1 titled,    The
issuance of our Ordinary
           Shares to Ionic will cause dilution to our existing shareholders, and the sale of the
           Ordinary Shares acquired by Ionic, or the perception that such sales may occur, could
           cause the price of our Ordinary Shares to fall.    However, this
risk factor does not
           appear in the Ionic Prospectus. Please revise.
           We note your disclosure on page Alt-1 that your shares are listed on the Nasdaq
           Global Market. However, this appears inconsistent with your other disclosure on page
           9 that your shares are listed on the Nasdaq Capital Market. Please revise.
6. Please disclose that you have received a notice from Nasdaq indicating that you are no longer in compliance with the minimum closing bid price rule as set forth in Nasdaq listing rules. Please provide an update on the status of this notice. Please also add related disclosure to the prospectus summary, as well as risk factor disclosure related to the potential delisting from the exchange.
 August 2, 2024
Page 3

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Rajiv Khanna